DC No Act P.E. 1-10-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047089

February 12, 2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: WellPoint, Inc.
Incoming letter dated January 10, 2007

Dear Ms. Goodman:

This is in response to your letter dated January 10, 2007 concerning the shareholder proposal submitted to WellPoint by the Connecticut Retirement Plans & Trust Funds. We also have received a letter on the proponent's behalf dated January 31, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 - 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

Enclosures

cc: Howard G. Rifkin
Deputy Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

1156039

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 10, 2007

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98407-00001

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder "Proposal" of the Connecticut Retirement Plans & Trust Funds Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, WellPoint, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a purported shareholder proposal and statements in support thereof (the "Submission") received from the Connecticut Retirement Plans & Trust Funds (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3), because it is materially misleading, and pursuant to Rule 14a-8(a), because it does not present a proposal for shareholder action.

THE SUBMISSION

The Submission requests that the Company's Board of Directors (the "Board") adopt a policy of allowing shareholders "the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Wellpoint's [sic] management, to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement." The Submission underscores that the vote is intended to be purely advisory, and should not abrogate any employment agreement or affect the approval of any compensation-related proposal submitted for a vote of shareholders at the same or any other meeting of shareholders. The supporting statement describes the Submission as allowing shareholders to "express their opinion about senior executive compensation practices by establishing an annual referendum process."

A copy of the Submission and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False Or Misleading.

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9(a) provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The

Submission requests that the Board "adopt a policy that Wellpoint [sic] stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution . . . to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement."

The Staff recently addressed a very similar proposal in *Sara Lee Corp.* (avail. Sept. 11, 2006). The proposal in *Sara Lee* requested the company to adopt a policy that the company's shareholders "be given the opportunity . . . to vote on an advisory resolution . . . to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred that the proposal was materially false or misleading under Rule 14a-8(i)(3), stating:

> The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

Like the proposal in *Sara Lee*, the Submission requests that the Company submit for a shareholder vote an advisory resolution to approve the report of the Compensation Committee. Moreover, as with the *Sara Lee* proposal, the Submission is materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the Submission indicates shareholders will be voting on, namely, the Company's executive compensation policies. *See* Adopting Release, *Executive Compensation and Related Person Disclosure*, Exchange Act Release No. 8732A (August 29, 2006). If a shareholder casts a vote "for" or "against" the Submission, such a shareholder likely would believe, based on the representations in the Submission, that the Submission is seeking the adoption of a policy that would, if implemented, allow shareholders an advisory vote on the Company's executive compensation policies. If the Submission is implemented, however, shareholders would not be voting on executive compensation policies, but instead on the limited content of the new Compensation Committee Report. The Submission is further materially misleading because it suggests that the Compensation Committee Report is part of the Compensation Discussion and Analysis section of the proxy statement, which it is not. Consequently, the Submission's inclusion in the 2007 Proxy Materials would be materially misleading to the Company's shareholders.

While in *Sara Lee* the Staff permitted the proponent to revise its proposal "to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation," the Staff stated that it was doing so "because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals" to Sara Lee. Here, unlike in *Sara Lee*, the Submission was submitted well after the adoption and public release of the SEC's new rules regarding executive compensation disclosure. The Proponent submitted the Submission to the Company on December 13, 2006, more than four months after the Commission adopted the new rules on July 26, 2006. Moreover, the Proponent submitted the Submission more than three months after the new rules were publicly released on August 29, 2006. Consequently, the Submission is excludable under Rule 14a-8(i)(3) because it is materially misleading, and the Staff should not permit its revision.

II. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks An Advisory Vote.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareholder action but instead seeks to provide a mechanism that would allow shareholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests For Advisory Votes Are Excludable Under Commission Amendments To Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders. . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the

> exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*) (*citation omitted*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (*citations omitted*).

The Submission is exactly of the type addressed by the Commission in the releases cited above as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to allow shareholders to "express their opinion about senior executive compensation practices by establishing an annual referendum process." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. *The Submission Is Not A Proposal For Purposes Of Rule 14a-8 Based On Staff Precedent.*

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors.

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the Compensation Committee Report, and the advisory vote merely allows shareholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that advisory vote on the Compensation Committee Report in the proxy statement will allow shareholders "to express their opinion about senior executive compensation practices."

The Submission's formulation as a request that the Company adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (August 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareholder proposal is a proper matter for a shareholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14 a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (avail. Jan. 28, 2004). *See also El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, "the method of selecting independent auditors.").

- In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (avail. Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a shareholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (avail. Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a shareholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., International Business Machines Corp.* (avail. Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a shareholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Procter & Gamble Co.* (avail. Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) where the company did not engage in the activity that was the subject of the proposed policy); *International Business Machines Corp.* (avail. Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt the proposed policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy. *See, e.g., Catellus Development Corp.* (avail. Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (avail. Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.,* that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure). *See also Ford Motor Co.* (avail. Feb. 27, 2005) (same).

- In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff does not look at whether the proposals would result in conflicting policies, but instead looks at the subject matter of the proposals, even if one of the proposals is to be implemented through a process that does not involve adoption of a policy. *See, e.g., Baxter International Inc.* (avail. Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareholders approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff does not look at whether the company has in fact adopted a policy, but instead looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon FASB's adoption of mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (avail. Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a shareholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (avail. Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, regardless of whether one views the Submission as asking for adoption of a policy or asking that management propose an annual advisory vote for stockholders, the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that the Company adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach to interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and, accordingly, can be excluded from the Company's 2007 Proxy Materials.

C. A Request For Future Votes Is Not A Proper Form For A Shareholder Proposal And Fails To Satisfy The Procedural Requirements Of Rule 14a-8.

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to achieve an annual shareholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal that a company not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter—an advisory statement expressing the shareholders' sentiment—be placed before shareholders for an annual vote. Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular matter to be placed before shareholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to circumvent these standards by proposing that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings. Instead, Rule 14a-8 requires the shareholder to submit its proposal for a possible vote at each annual meeting and to satisfy the procedural requirements of Rule 14a-8 with respect to each meeting where the shareholder's proposal is to be submitted for a vote.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements; specifically, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a-8(c) limits a proponent to submitting no more than one proposal for consideration at a particular shareholders' meeting. Rules 14a-8(i)(9) and (i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, Rule 14a-8 contemplates that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

---

[1] Allowing shareholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen Kiefer, the Company's Associate General Counsel, at (317) 488-6562.

Sincerely,

Amy L. Goodman

Enclosures

cc: Kathleen Kiefer, WellPoint, Inc.
Donald Kirshbaum, Connecticut Retirement Plans & Trust Funds
Howard Rifkin, Connecticut Retirement Plans & Trust Funds

100141139_6.DOC

EXHIBIT A

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 13, 2006

Nancy L. Purcell
Vice President and Corporate Secretary
WellPoint Inc.
120 Monument Circle
Indianapolis, Indiana 46204

RECEIVED
DEC 1 4 2006
CORPORATE SECRETARY

Re: Shareholder Resolution

Dear Ms. Purcell,

The purpose of this letter is to submit a shareholder resolution on behalf of the Connecticut Retirement Plans & Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of Wellpoint.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 12, 2006, the CRPTF held 172,980 shares of Wellpoint valued at approximately $13,290,053. The CRPTF will continue to own Wellpoint shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard Rifkin
Deputy Treasurer

Attachment

Co-Filer
The Connecticut Retirement Plans and Trust Funds ("CRPTF")

RESOLUTION REQUESTING ANNUAL VOTE ON
EXECUTIVE COMPENSATION REPORT

RESOLVED, that stockholders of Wellpoint urge the board of directors to adopt a policy that Wellpoint stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Wellpoint's management, to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement. The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory; will not affect any person's compensation; and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

SUPPORTING STATEMENT

We believe that the current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report." Such a vote isn't binding, but allows stockholders a clear voice which could help reduce excessive pay. U.S. stock exchange listing standards do require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing input on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are also broad and do not constrain compensation committees in setting performance targets for particular executives. Withholding votes from compensation committee members who are standing for reelection is a blunt instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Currently shareholders can, and often do, express their opinion on the performance of compensation committee members by withholding their vote for their election to the Board. This process, however, is not directly tied to the compensation report. In addition, it is preferable to vote for board members based on their overall performance, rather that their actions on one board committee.

Accordingly, we urge Wellpoint's board to allow stockholders to express their opinion about senior executive compensation practices by establishing an annual referendum process. The results of such a vote would, we think, provide Wellpoint with useful information about whether stockholders view the company's compensation practices, as reported each year in the Compensation Discussion and Analysis, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

Jay W. Eisenhofer
Stuart M. Grant
Megan D. McIntyre
Geoffrey C. Jarvis
Sidney S. Liebesman
John C. Kairis
Michael J. Barry
James J. Sabella*
David E. Sellinger
Charles T. Caliendo*
Stephen G. Grygiel
Diane T. Zilka

G&E
Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

45 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

Jill Agro
Jeff A. Almeida[□]
Naumon A. Amjed
Peter B. Andrews
James R. Banko
Jacqueline Bryks*
Cynthia A. Calder
Ananda Chaudhuri
P. Bradford deLeeuw
Lydia Ferrarese*
Gregg S. Levin[†]
Christine Mackintosh[°]
Jonathan D. Margolis*
James P. McEvilly, III

Sharan Nirmul
Catherine Pratsinakis
Brian M. Rostocki
Ralph N. Sianni
Lauren E. Wagner
Marc D. Weinberg[□]
Kimberly L. Wierzel

□ Admitted in NJ & PA Only
† Admitted in MA & DC Only
* Admitted in NY Only
° Admitted in PA Only
♦ Admitted in SC Only

Stephen K. Benjamin♦
Of Counsel

January 31, 2007

By Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in WellPoint, Inc.'s 2007 Proxy Statement

Ladies and Gentlemen:

This letter is submitted on behalf our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in response to the letter dated January 10, 2007, sent on behalf of WellPoint, Inc. ("WellPoint" or the "Company") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") (the "January 10 Letter"), in which the Company maintains that the shareholder proposal submitted by CRPTF may be excluded from the Company's 2007 proxy statement pursuant to Rules 14a-8(i)(3) and 14a-8(a).

The burden is on WellPoint to establish that it has a reasonable basis for excluding CRPTF's proposal from its proxy materials. *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001). As demonstrated herein, WellPoint has failed to meet that burden.

I. The Proposal Is Not Excludable Under Rule 14a-8(i)(3), Because It Is Not Materially False Or Misleading

CRPTF's proposal (the "Proposal") seeks a resolution urging the Company's Board of Directors (the "Board") "to adopt a policy that WellPoint stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Wellpoint's management, to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement."

WellPoint claims that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(3), on the grounds that the Proposal violates Rule 14a-9's prohibition against materially false or misleading statements in a proxy solicitation. In doing so, WellPoint does not contend that the Proposal contains any false statements. Rather, it argues that the Proposal is "materially misleading because, following the Commission's adoption of new compensation disclosure rules, the Compensation Committee Report will not contain the information that the [Proposal] indicates shareholders will be voting on, namely, the Company's executive compensation policies." See January 10 Letter, at 3. In other words, WellPoint believes that shareholders will be misled into thinking that they are requesting a policy allowing them to cast an advisory vote regarding the substance of the Company's executive compensation policies, when the Proposal would actually allow the Company to submit only the contents of the Compensation Committee Report up for an advisory vote.

By way of background, prior to 2007 the details regarding the Company's executive compensation policies were required to be set forth in the Compensation Committee's report in the Company's proxy statement. However, in light of amendments to the SEC's proxy disclosure rules which took effect in late 2006, those details now must be set forth in the Compensation Discussion and Analysis section of the proxy statement, and are not required to be contained in the Compensation Committee's report.[1] Nonetheless, the Compensation Committee report must state that the committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended its inclusion in the proxy statement. See 17 C.F.R. § 229.407(e)(5)(i). Accordingly, while the Compensation Committee Report itself is no longer required to include the substance of the Company's executive compensation policies and practices, it still represents an endorsement of those policies and practices by the Compensation Committee. A vote to approve the report is therefore akin to a vote to approve the policies and decisions themselves. Thus, CRPTF does not believe its Proposal is misleading simply because it seeks a vote to approve the Compensation Committee report, rather than a vote to approve the compensation policies.

However, in order to eliminate any uncertainty regarding the effect of a vote in favor of the Proposal, and if the Staff deems it necessary, CRPTF will modify its Proposal to make clear that the advisory vote will be to approve the Company's executive compensation objectives, policies and decisions, not merely the disclosures in the Compensation Committee Report. Specifically, CRPTF is prepared to modify the first sentence of the Proposal to read as follows:

> RESOLVED, that the stockholders of WellPoint urge the board of directors to adopt a policy that WellPoint stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by WellPoint's management, to approve the company's objectives, policies and decisions regarding executive officer compensation, as presented in the Compensation Discussion and Analysis section of the proxy statement.

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[1] These amendments apply to proxy statements filed after December 15, 2006, for years ending on or after December 15, 2006. See 71 Fed. Reg. 53158-01.

This modification of the Proposal is precisely what the Staff stated would be sufficient to resolve a Rule 14a-8(i)(3) objection to a similar proposal submitted to Sara Lee Corporation. See Sara Lee Corp. (publicly available Sept. 11, 2006). There, the proposal asked the company "to adopt a policy that Sara Lee shareholders be given the opportunity at each annual meeting of stockholder to vote on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." In response to a Rule 14a-8(i)(3) objection similar to that posed by WellPoint, the Staff concluded that "the proposal may ... be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion Analysis," and that such a revised proposal could not be omitted from the proxy statement under Rule 14a-8(i)(3). To the extent the Staff finds the Proposal to be misleading as submitted, it should similarly decline to issue a no-action letter, provided that CRPTF modify the Proposal as described above.

The Staff should reject WellPoint's suggestion that CRPTF should be precluded from revising its Proposal. The Staff routinely permits proposals to be modified in order to resolve objections pursuant to Rule 14a-8(i)(3), as it did in response to the Sara Lee no-action request.[2] Moreover, it is irrelevant that the Proposal was submitted after the adoption of the new SEC rules which give rise to the Rule 14a-8(i)(3) objection. First, as stated above, CRPTF does not believe those rule amendments render the Proposal misleading. Second, the Staff has never espoused the view, nor should it, that proposals may be revised only when they are rendered misleading by events occurring after their submission. To the contrary, revisions are routinely permitted for proposals that were false or misleading at the time of their submission. See supra note 2.

II. The Proposal Seeks Action By The WellPoint Board, And Is Thus Not Excludable Under Rule 14a-8(a)

WellPoint also argues that, because the Proposal seeks to enable shareholders to cast advisory votes, it "is not a proposal for purposes of Rule 14a-8." (January 10 Letter, at 4.) This argument is misguided. While a proposal may be improper when the vote on the proposal itself would merely be an expression of shareholders' views – i.e., when the proposal seeks no action by the board – this is not such a proposal. Here, the Proposal urges the WellPoint Board to adopt a policy whereby certain matters will be presented for an annual advisory vote, and therefore it seeks specific board action.

Rule 14a-8(a) defines a shareholder proposal as a "recommendation or requirement that the company and/or its board of directors take action ..." 17 C.F.R. § 240.14a-8(a). In the

[2] See, e.g., Bob Evans Farms, Inc. (publicly available June 26, 2006); Steris Corp. (publicly available June 14, 2004); General Motors Corp. (publicly available Apr. 7, 2004); Southwest Airlines Co. (publicly available March 31, 2004); Post Properties, Inc. (publicly available March 26, 2004); Tidewater Inc. (publicly available March 26, 2004); Amerada Hess Corp. (publicly available March 15, 2004); SI Handling Systems, Inc. (publicly available May 5, 2000); Sempra Energy (publicly available Feb. 24, 2000); J.P. Morgan & Co., Inc. (publicly available Jan. 24, 2000).

release proposing this language, the Commission explained that the definition reflected the Commission's belief that "a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purpose of rule 14a-8 and may be excluded from companies' proxy materials." Proposing Release, Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 39093 (Sept. 18, 1997) (emphasis added). Applying this definition, the Staff has found a shareholder proposal excludable when it merely expresses a sentiment, and "does not recommend or require that [the company] or its board of directors take any action." See Sensar Corp. (publicly available July 17, 2001) (proposal stated: "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options.").

WellPoint's reliance on the Staff's no-action letter to Sensar Corp. is misplaced, because CRPTF's Proposal is completely different from the Sensar proposal. CRPTF's Proposal does not express an opinion,[3] but rather requests that the board adopt a policy that will require the company to give shareholders the opportunity to cast advisory votes regarding compensation issues on a regular basis. Thus, unlike the Sensar proposal, this Proposal seeks specific action by the WellPoint board, in the form of the adoption of a new corporate policy. The Staff has declined to issue no-action letters on many proposals similarly urging the adoption of policies. See, e.g., Sara Lee Corp. (publicly available Sept. 11, 2006) (proposal urging board to adopt virtually the identical policy requested here by CRPTF); Verizon Communications Inc. (publicly available Feb. 6, 2006) (proposals that board adopt policies requiring certain percentages of executive compensation to be performance-based); Qwest Communications Int'l Inc. (publicly available Mar. 4, 2005) (proposal asking board to adopt a policy that it will take certain specified actions regarding executive compensation in the event of a substantial restatement of financial results); Amgen Inc. (publicly available Jan. 26, 2005) (proposal urging board to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs); Cintas Corp. (publicly available Aug. 13, 2004) (proposal urging board to adopt a policy of recognizing cost of stock options in income statement).

It is thus well-established that a shareholder proposal urging the adoption of a corporate policy is a legitimate "proposal" under Rule 14a-8. WellPoint tries to sidestep this issue by asking the Staff to ignore the fact that the Proposal seeks adoption of a policy, and to focus instead on the substance of the policy to determine whether this is a "proposal" under Rule 14a-8(a). In support, WellPoint cites to no-action letters where the Staff looked to the substance of a proposed policy to determine whether a proposal to adopt that policy was excludable under Rule

[3] In fact, the proposed resolution – as reflected in the "RESOLVED" clause of the Proposal -- expresses no value judgments whatsoever. Even if it did, however, the fact that it also seeks specific board action means it is a legitimate "proposal" for purposes of Rule 14a-8(a). See Minnesota Mining & Mfg. Co. (publicly available May 15, 1974) (declining to permit exclusion of proposal which expressed views of stockholders but also proposed corporate action to implement those views, stating: "In the Division's opinion, shareholder proposals are generally expressions of the views of shareholders which are accompanied, as this one is, by a request with respect to the method by which those views may be implemented.")

14a-8(i). See January 10 Letter, at 6-9. Of course, the fact that the Staff was even considering Rule 14a-8(i) exclusions means that it was understood that these requests for the adoption of company policies were "proposals" within the meaning of Rule 14a-8(a). In any event, while WellPoint's suggested "form over substance" approach may make sense when evaluating Rule 14a-8(i) exclusions where the applicability of those exclusions turns on the substance of the action being sought, the question WellPoint raises under Rule 14a-8(a) is quintessentially a question of form – i.e., whether or not the proposal takes the form of a request for action, or merely the expression of an opinion. Because the Proposal seeks action by the board, it is a "proposal" under Rule 14a-8(a).

Moreover, even if the Staff were to consider the substance of the proposed policy when determining whether CRPTF's submission is a "proposal," the Proposal should not be excluded. CRPTF's proposed policy would give WellPoint's shareholders an opportunity to cast annual advisory votes on the Company's senior executive compensation policies and practices. Issues of senior executive compensation are appropriate subjects for shareholder proposals. See Eastman Kodak Company (publicly available Feb. 13, 1992). Furthermore, the Staff has declined to issue no-action letters with respect to proposals that would provide a mechanism for future advisory votes. See, e.g., Sara Lee Corp. (publicly available Sept. 11, 2006) (involving a virtually identical proposal to CRPTF's); General Motors Corp. (publicly available Mar. 29, 2001) (proposal recommending that the shareholders "have the opportunity for an advisory vote on the members of the board audit committee"); The Boeing Company (publicly available Feb. 8, 2001) (same); Electromagnetic Sciences, Inc. (publicly available Mar. 9, 1993) (proposal to amend by-laws to require an advisory vote of shareholders before the implementation of increases in certain executives' compensation). The substance of CRPTF's proposed policy therefore provides no basis to exclude the Proposal.

Finally, there is no merit to WellPoint's argument that the Proposal is improper "because it seeks to achieve an annual shareholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years." CRPTF is not seeking to require that its own resolution be repeated in future proxy statements, but instead is submitting a single proposal which asks the Company to adopt a policy that future years' proxy statements will include "an advisory resolution, to be proposed by Wellpoint's management ..." It will be up to the Company decide whether or not to adopt this policy, and if it does, to propose the actual resolution for inclusion in future proxy statements. The fact that the idea for the advisory resolution originated with CRPTF does not warrant exclusion of the Proposal, as the Staff has frequently declined to issue no-action letters for proposals seeking future shareholder votes on particular matters, including a proposal virtually identical to this one. See, e.g., Sara Lee Corp. (publicly available Sept. 11, 2006); Hewlett-Packard Company (publicly available Dec. 21, 2006); Wells Fargo & Company (publicly available Feb. 23, 2006); McDonald's Corp. (publicly available Feb. 13, 2006); General Motors Corp. (publicly available Mar. 29, 2001); The Boeing Company (publicly available Feb. 8, 2001); Frontier Corp. (publicly available Jan. 23, 1997); Electromagnetic Sciences, Inc. (publicly available Mar. 9, 1993).

Conclusion

Because WellPoint has not met its burden of establishing a reasonable basis for excluding CRPTF's Proposal from its proxy materials, the Company's request for a no-action letter should be denied. In the event that the Staff disagrees with CRPTF's position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

In accordance with Rule 14a-8(k), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Respectfully,

Megan D. McIntyre

Megan D. McIntyre

cc: Amy L. Goodman, Esquire (by facsimile)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WellPoint, Inc.
Incoming letter dated January 10, 2007

The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee as presented in the Compensation Discussion and Analysis section of the proxy statement.

There appears to be some basis for your view that WellPoint may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if WellPoint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which WellPoint relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

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